SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                                  ==============
                                 (Rule 13d-101)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               (Amendment No 4)
                               ================

                         Point West Capital Corporation
                        ------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   730715 10 9
                             ---------------------
                                 (CUSIP Number)


                            Alan B. Perper,President
                         Point West Capital Corporation
                        1700 Montgomery Street, Suite 250
                             San Francisco, CA 94111
                                 (415) 394-9467
                 ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 15, 1999
                                ---------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated
Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g) , check the following Box [ ]

         Note:  Schedules  filed in paper format shall include a signed original
         ----
         and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 2 of 9 pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Alan B. Perper
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          2,000
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            327,665
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   2,000

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER


                   244,665
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               329,665
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              9.9%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 3 of 9 pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Janet G. Raiche
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          0
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            244,665
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   0
              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   244,665
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              244,665
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.3%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 4 of 9 pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Perper/Raiche Revocable Trust
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              California
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          244,665
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            0
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER


                   244,665
              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   0
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              244,665
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.3%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

               00
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

-------------------------                              ------------------------
CUSIP No. 730715 10 9          SCHEDULE 13D                 Page 5 of 9 pages
-------------------------                              -------------------------

                                AMENDMENT NO. 4 to
                              --------------------
                                 SCHEDULE 13D
                                 -------------

     This Amendment No 4. to Schedule 13D amends the Schedule 13D originally filed on December 1, 1997, as amended and restated by Amendment No. 1 to
Schedule 13D filed on January 6, 1998, by Amendment No. 2 to Schedule 13D filed on February 16, 1999 and by Amendment No. 3 to Schedule 13D filed on March 24, 1999 (as amended and restated to the date hereof, the "Schedule 13D"). This Amendment No. 4 is being filed to report shares of Common Stock sold by the reporting persons and entities with which they may share beneficial ownerhip. Capitalized terms used in this Amendment No. 4 and not defined are used as defined in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
======   ====================================

         Item 5 of the Schedule 13D is hereby amended as follows.

         (a)   Number of Shares Beneficially Owned by Persons Filing This
               ----------------------------------------------------------
               Statement.
               ----------

               The first sentence of the fourth paragraph of Item 5(a) is amended and restated to read as follows:

                    The Perper/Raiche Trust is the record holder of 244,665 shares of Common Stock.

          (b)  Percent of Outstanding Common Stock Beneficially Owned by Each
               --------------------------------------------------------------
               Person Filing This Statement.
               ----------------------------

               Item 5(b) is amended to reflect the fact that the Perper/Raiche Trust and Janet G. Raiche may each be deemed to beneficially own 7.3% of the outstanding Common Stock and that Alan B. Perper may be deemed to beneficially own 9.9% of the outstanding Common Stock.

          (c)  Number of Shares of Common Stock as to Which Each of the
               --------------------------------------------------------
               Persons Filing This Statement Has:
               -----------------------------------

                      (i)     Sole Voting Power.

                              The fifth paragraph of Item 5(c)(i) is amended to relfect the fact that the Perper/Raiche Trust has sole power to vote 244,665 shares of Common Stock.

                      (ii)    Shared Voting Power.

                              The third paragraph of Item 5(c)(ii) is amended and restated to read as follows:

                                   Alan B. Perper and Janet G. Raiche, as trustees of the Perper/Raiche Trust, share the power to vote or direct the vote of the 244,665 shares of Common Stock held of record by the Perper/Raiche Trust.

                      (iii)   Sole Dispositive Power.

                              The fifth paragraph of Item 5(c)(iii)is amended to reflect the fact that the Perper/Raiche Trust has sole power to dispose of or direct the disposition of the 244,665 shares of Common Stock that it holds of record.

                      (iv)    Shared Dispositive Power.

                              The second paragraph of Item 5(c)(iv) is amended and restated to read as follows:

                                   Alan B. Perper and Janet G. Raiche, as trustees of the Perper/Raiche Trust, share the power to dispose of or direct the disposition of the 244,665 shares of Common Stock held of record by the Perper/Raiche Trust.

-------------------------                              ------------------------
CUSIP No. 730715 10 9          SCHEDULE 13D                 Page 6 of 9 pages
-------------------------                              -------------------------


          (d)  Transactions in Common Stock by Persons Filing This Statement.
               --------------------------------------------------------------

               See Schedule 1 for information regarding sales effected by reporting persons during April 1999.

-------------------------                              -------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 7 of 9 pages
-------------------------                              -------------------------



                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.





                         THE ECHELON GROUP OF COMPANIES, LLC

May 7, 1999              By:  /s/Bradley N. Rotter
                              -------------------------------
                                  Bradley N. Rotter,
                                  Managing Member



May 7, 1999                   /s/Bradley N. Rotter
                          -----------------------------------
                              Bradley N. Rotter


May 7, 1999                   /s/Alan B. Perper
                          ------------------------------------
                              Alan B. Perper


May 7, 1999                   /s/John Ward Rotter
                          ------------------------------------
                              John Ward Rotter


May 7, 1999              By:  /s/ Janet G. Raiche
                             ---------------------------------
                                  Janet G. Raiche
                                  Trustee




                          LODESTONE CAPITAL FUND, LLC
                          By:    LODESTONE PARTNERS, LLC
                                 Manager


May 7, 1999                     By: /s/Michael Fitzsimmons
                                    -------------------------------
                                        Michael Fitzsimmons
                                        Manager


May 7, 1999                     By: /s/John Ward Rotter
                                    -------------------------------
                                        John Ward Rotter
                                        Manager


                          LODESTONE PARTNERS, LLC


May 7, 1999               By: /s/Michael Fitzsimmons
                             -------------------------------
                                 Michael Fitzsimmons
                                 Manager


May 7, 1999               By: /s/John Ward Rotter
                              -------------------------------
                                 John Ward Rotter
                                 Manager

-------------------------                              -------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 8 of 9 pages
-------------------------                              -------------------------



                          PERPER/RAICHE REVOCABLE TRUST


May 7, 1999               By: /s/ Alan B. Perper
                             ---------------------------------
                                  Alan B. Perper
                                  Trustee


May 7, 1999               By: /s/ Janet G. Raiche
                             ---------------------------------
                                  Janet G. Raiche
                                  Trustee

-------------------------                              -------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 9 of 9 pages
-------------------------                              -------------------------



                   Schedule 1 to Amendment No. 4 to Schedule 13D
                     Summary of Transactions for April 1999


All of the following sales were effected in brokerage transactions on the Nasdaq Stock Market.

                                                    Number of        Average
                                    Date            Shares Sold      Price
                                    ----           ------------     --------


The Perper/ Raiche                  04/15/99           1,000          16.0000
------------------                  04/15/99           1,000          16.2500
Revocable Trust                     04/15/99          10,000          15.7500
--------------                      04/22/99           1,000          15.5625